Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

GAS NATURAL AFFIRMS THAT THE OPA FOR ENDESA WILL NOT AFFECT JOBS OR INVESTMENTS IN GALICIA

•	Officers of the energy group met today with the director of Economy and Finance and with representatives of the UGT, CC.OO. and CIG.

•	Gas Natural maintained that the transaction will not jeopardize planned investments in Reganosa, the coal plant at As Pontes or the combined cycle plant in this region.

The General Director of Resources of the Gas Natural Group, Antonio Llardén, and the Group’s Director of Strategy and Development, Antoni Basolas, met today with the director of Economy and Finance of Galicia’s Board, José Ramón Fernández Antonio, and with representatives of the unions CC.OO., UGT and CIG, and they explained that the tender offer for Endesa will not affect jobs or investments in Galicia.

The officers of Gas Natural explained that the tender offer is a transaction where two companies will be complemented, and therefore the company relies on the entire team of professionals of both corporate groups to achieve the strategic goals of the new company and to ensure adequate management and services to its more than thirty million customers.

Gas Natural emphasizes that the transaction will be good for Galicia and will not affect the planned investments in the community. To this effect, Gas Natural’s officers pointed out that investments in the regulated business will be enhanced and new projects planned by both Gas Natural and Endesa will be developed. Likewise, they reiterated that the new group will facilitate the improvement of service quality, focusing on the customer.

Gas Natural’s officers highlighted the specific projects that are currently in progress in the community and indicated that the transaction will not jeopardize investments in Reganosa, the coal plant in As Pontes, or the combined cycle plant in this region, since the company is aware of the importance of these facilities for Galicia’s energy future.

With respect to the existing plant in As Pontes, which is included in the divestment agreement which Gas Natural has executed with Iberdrola, the officers pointed out that the electricity company has undertaken to support the investments and jobs as a condition precedent for the acquisition of assets.

Likewise, Gas Natural indicated that the new group will continue to cooperate with Galicia’s Board to develop the Wind Farm Plan and to step up R&D investments in the community.

Second Meeting with the Board

Today’s meeting is the second meeting that has been held by the Gas Natural with Galicia’s Board, following the meeting held by the chairman of the Gas Natural Group, Salvador Gabarró, with the president of the community, Emilio Pérez Touriño, in September, when Gas Natural launched the tender offer for Endesa.

At that meeting, Gabarró explained to Touriño that the group resulting from the transaction will invest a large portion of the cost savings generated toward continuing to improve service quality for all its customers. He also mentioned that the estimated investments for the 2006-2009 period will total as much as 17 billion euros, of which more than 60% is expected to be earmarked for investments in power generation and distribution in Spain, with particular emphasis on assuring service quality in the regulated business and the development of joint opportunities in gas and electricity.

Santiago de Compostela, January 13, 2006

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